                                 (CANWEST LOGO)

                                  NEWS RELEASE

For Immediate Release
July 15, 2004

            THIRD QUARTER EARNINGS FROM CONTINUING OPERATIONS UP 101%

               EBITDA up 50% at TEN Group, Publishing EBITDA up 4%

  Proceeds from New Zealand IPO and the sale of Ulster Television shares will reduce CanWest Media Inc. bank debt by approximately $400 million in Q4

WINNIPEG: CanWest Global Communications Corp. today reported its third quarter financial results, for the period ended May 31, 2004. Net earnings were $54 million or $0.31 per share, up 335% from net earnings of $12 million or $0.07 per share last year. Net earnings from continuing operations for the quarter were $52 million or $0.30 per share, up $26 million or 101% compared to net earnings from continuing operations for the third quarter last year of $26 million or $0.15 per share.

In its public reporting, the Company provides revenue and EBITDA on both a consolidated basis and combined basis. In the consolidated financial results, the Company accounts for its investment in TEN Group on an equity basis, which excludes revenues and EBITDA of TEN from consolidated revenues and EBITDA. The combined results include the Company's 56.6% proportionate share of TEN's revenue and EBITDA.

The Company's consolidated revenues for the three-month period were $565 million compared to consolidated revenues of $558 million for the same period in 2003. Consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) in the third quarter were $143 million compared to consolidated EBITDA of $141 million for the corresponding period last year.

Consolidated revenues for the nine-months ended May 31, 2004 were $1,610 million compared to pro forma consolidated revenues of $1,603 million for the same period in 2003. Consolidated EBITDA for the nine months ended May 31, 2004 was $388 million compared to pro forma consolidated EBITDA of $403 million for the same period in 2003. Pro forma results for the nine-month period in 2003 exclude the revenue and EBITDA contributions of newspaper assets that were sold in February 2003.

FINANCIAL HIGHLIGHTS:

Three months ended May 31, 2004:

      - Combined revenue increased $28 million or 4% from last year to $682 million

      - Combined EBITDA increased $13 million or 8% from last year to $177 million

Nine months ended May 31, 2004:

      - Combined revenue increased $75 million or 4% from the pro forma result last year, to $1,952 million

      - Combined EBITDA increased $24 million or 5% from the pro forma result last year, to $506 million

Overall, exceptional results generated by the Company's South Pacific broadcasting operations, led by the TEN Group, together with EBITDA growth in Canadian newspaper operations, were responsible for the increase in combined EBITDA.

Leonard Asper, CanWest's President and Chief Executive Officer, commenting on the third quarter and nine-month results, said "CanWest moved forward operationally and on a number of important strategic initiatives in the third quarter that will help to position the Company for future growth. The outstanding results at TEN Group and our New Zealand broadcast assets continue to demonstrate the value of CanWest's position as a diversified international media company. Our newspaper operations were successful in recording a significant EBITDA gain in a difficult Canadian advertising market and results from our Canadian television operations continued to improve. Fireworks is no longer a drain on the Company's income statement and we believe we have a modest but profitable content development strategy. The recent sale of our stake in Ulster TV and the IPO in New Zealand are consistent with our long stated objective of monetizing certain of our overseas assets. Proceeds from these transactions will further strengthen CanWest's balance sheet. The successful refinancing of our bank debt in June reduces future financing expense and, together with certain covenant amendments, further improves the financial flexibility of the Company."

In the combined results, the Company's 56.6% share of revenues of Network TEN increased by 24% to $107 million for the quarter, from $86 million reported for the same period last year. TEN's EBITDA increased by 46% to $31 million for the quarter, compared to $22 million for the same quarter last year. TEN's outstanding financial performance was a direct result of strong ratings, the network's increased share of the television advertising market and its consistent success in controlling costs. TEN was again number one in its target audience of 16-39 year-olds and appears poised to maintain that first place position in its target demographic for the fourth year in a row. For the first time, TEN gained second place in the wider 25-54 year-old demographic in the third quarter, further evidence of the strength and broader appeal of TEN's schedule. Eye Corp, TEN's out-of-home advertising division, registered a 16% increase in revenues to $11 million for the third quarter, generating EBITDA of over $2 million, more than double the level recorded last year for the same period.

The Company's TV and radio operations in New Zealand reported aggregate EBITDA of $11 million for the quarter compared to $4.5 million for the third quarter last year, a 137% increase.

CanWest's 45% interest in TV3 Ireland's EBITDA was $3 million for the quarter, 9% higher than for the third quarter of 2003.

Publishing EBITDA increased by 4% to $74 million compared to $72 million for the corresponding quarter last year on quarterly revenues of $300 million, which were unchanged from the corresponding period last year.

Revenues from Canadian broadcasting operations of $207 million were unchanged from the previous year's third quarter result. EBITDA for Canadian broadcasting operations was $61 million, 26% lower than for the corresponding period in 2003. The decline in EBITDA was partially due to increased investment in new programming.

As previously announced, the Company has initiated a process to sell Fireworks' library of Canadian and international film and television program rights. As a result, all of Fireworks' operations have now been classified as discontinued. The Company's financial results for prior periods have been reclassified on this basis. The Company recorded net earnings from discontinued operations of $2 million in the third quarter, compared to a net loss of $14 million for the same operations in the third quarter last year.

For the nine-month period ended May 31, 2004, the Company recorded net earnings from continuing operations of $135 million or $0.76 per share, compared to net earnings from continuing operations of $107 million or $0.56 per share for the nine months ended May 31, 2003. Net earnings in 2003 included a gain of $21 million on the sale of certain Ontario small market newspapers.

For the nine months ended May 31, 2004, the loss from discontinued operations amounted to $210 million, primarily related to non-cash charges to adjust the carrying value of the Fireworks' film and television production and distribution operations to their estimated fair value. The loss from the same operation for the same nine-month period in the previous year was $16 million. Including the results of discontinued operations and non-cash charges associated with adjustments to the carrying value of discontinued operations, the Company recorded a net loss of $75 million or $0.43 per share for the nine months ended May 31, 2004 compared to net earnings of $91 million or $0.47 per share for the same period in 2003.

HIGHLIGHTS FOR THE QUARTER:

Highlights for the quarter and the period since May 31, 2004 include the following:

      - CanWest's New Zealand broadcasting properties were offered to the public in New Zealand by way of an IPO of ordinary shares of CanWest MediaWorks (NZ) Limited, a newly incorporated New Zealand company. The IPO opened June 30, 2004 and will close on July 21, 2004. The IPO is expected to raise NZ$104 million (approximately $90 million). On completion, CanWest MediaWorks (NZ) Limited will use the funds raised from the share issue, together with a concurrent bank financing and further issuance of shares to CanWest, to acquire all of CanWest's New Zealand television and radio operations. CanWest is expected to hold 70% of the new company. Proceeds to CanWest are expected to be NZ$300 million (approximately $259 million) in cash plus approximately 158.7 million ordinary shares of CanWest MediaWorks (NZ) Limited. Cash proceeds will be used to reduce bank debt. CanWest will record a gain of approximately $50 million in its fourth quarter.

      - On June 30, the Company sold its 29.9% holding of common shares of Ulster Television Plc. in a transaction effected through the London Stock Exchange. The cash proceeds from the transaction of approximately GBP59 million (approximately $145 million) were used to reduce bank debt. CanWest will record a gain on the sale of the UTV shares of approximately $50 million in the fourth quarter.

      - In June, the Company successfully refinanced approximately $911 million of its existing senior secured credit facilities. The refinancing, at current favourable market terms, results in an annual interest savings of approximately $5 million and extends maturity of the facilities until August 2009. The refinancing also included a number of amendments to financial covenants that will increase the Company's financial flexibility going forward.

      - CanWest Television (Global TV Network and CH) has overtaken CTV (includes Toronto and Kitchener CTV stations) to regain first place in prime time market share in the key extended Toronto and Vancouver markets in the Spring 2004 season (January-May), based on statistics compiled by BBM Canada for adult viewers, 18-34, 18-49 and 25-54 years. This positive momentum is a direct result of Global's significant investment in new programming and the positive viewer response to Global's impressive roster of new reality, sit-com and drama shows, which include The Apprentice, Average Joe, Two and a Half Men and Las Vegas.

      - CanWest's newest radio station, The Beat 91.5 FM launched in Kitchener, Ontario, in February, 2004, got off to an unprecedented start for a new station, placing second in audience ratings in a nine radio station market, among its target audience of young adults (18-34) and fourth among all listeners.

      - The Company completed its roll-out of web-based electronic editions of its newspapers with subscriptions now available at the National Post and all the Company's large city newspapers including the Ottawa Citizen, Vancouver Sun, Vancouver Province, Victoria Times-Colonist, Calgary Herald, Edmonton Journal the Montreal Gazette, Regina Leader-Post, Saskatoon StarPhoenix and Windsor Star. Initial interest in electronic editions has been encouraging, with significant numbers of new subscribers being readers who did not previously subscribe to the newspapers.

"Looking ahead we expect the strong performance of our international operations to continue through the balance of 2004. CanWest Publications continues to perform well, and we expect improvement in our broadcasting operations in the coming months. The Company continues to look at modest growth and expansion opportunities in Canada and elsewhere but, as before, our main priorities are to accelerate the reduction of corporate debt, improve operating margins and increase profits," Leonard Asper added.

This news release contains comments or forward-looking statements that are based largely on the Company's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations. The Company may not update or revise any forward-looking statements or comments, whether as a result of new information, future events or otherwise.

The Company's financial statements are available on the corporate website, www.canwestglobal.com.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.S and CGS.A, www.canwestglobal.com) is an international media company. CanWest, Canada's largest publisher of daily newspapers, owns, operates and/or holds substantial interests in newspapers, conventional television, out-of-home advertising, specialty cable channels, radio networks and Web sites in Canada, New Zealand, Australia, and The Republic of Ireland.



                                      (30)



For more information, please contact:


Geoffrey Elliot                                   John Maguire
Vice President, Corporate Affairs                 Chief Financial Officer
Ph:   (204) 956-2025                              Ph:   (204) 956-2025
Fax:  (204) 947-9841                              Fax:  (204) 947-9841
gelliot@canwest.com                               jmaguire@canwest.com

CANWEST GLOBAL COMMUNICATIONS CORP. (1)
BUSINESS SEGMENT INFORMATION
(UNAUDITED)
(IN THOUSANDS OF CANADIAN DOLLARS)


                                               FOR THE THREE MONTHS ENDED MAY 31
                                               ---------------------------------
                                                      2004           2003
                                                     ACTUAL         ACTUAL
REVENUE
TELEVISION
Canada                                               207,483        207,635
Australia - Network TEN                              106,857         86,054
New Zealand - 3 and C4                                27,180         24,096
Ireland - TV3                                          9,423          8,556
                                                    --------       --------
                                                     350,943        326,341

RADIO - NEW ZEALAND                                   20,833         17,644

PUBLICATIONS AND ONLINE - CANADA                     299,680        300,566

OUTDOOR - AUSTRALIA                                   10,986          9,478
                                                    --------       --------

TOTAL COMBINED REVENUE(1)                            682,442        654,029
Elimination of equity accounted affiliates(2)       (117,843)       (95,532)
                                                    --------       --------
TOTAL CONSOLIDATED REVENUE                           564,599        558,497
                                                    ========       ========

OPERATING PROFIT
TELEVISION
Canada                                                61,322         82,944
Australia - Network TEN                               31,412         21,562
New Zealand - 3 and C4                                 4,748             90
Ireland - TV3                                          2,993          2,736
                                                    --------       --------
                                                     100,475        107,332

RADIO - NEW ZEALAND                                    5,927          4,421

PUBLICATIONS AND ONLINE - CANADA                      74,269         71,757

OUTDOOR - AUSTRALIA                                    2,116            777
                                                    --------       --------

SEGMENT OPERATING PROFIT                             182,787        184,287

Corporate expenses                                     6,120          6,728
Restructuring expenses                                    --         14,136
                                                    --------       --------

COMBINED OPERATING PROFIT (EBITDA)(1)                176,667        163,423

Elimination of equity accounted affiliates(2)        (33,528)       (22,339)
                                                    --------       --------

CONSOLIDATED OPERATING PROFIT (EBITDA)               143,139        141,084
                                                    ========       ========


(1) Segmented results include the Company's 56.6% economic interest in Network TEN.

(2) Elimination of proportionate interest in Australia's Network TEN and Outdoor, which are equity accounted in the consolidated financial statements.

CANWEST GLOBAL COMMUNICATIONS CORP. (1)
BUSINESS SEGMENT INFORMATION
(UNAUDITED)
(IN THOUSANDS OF CANADIAN DOLLARS)


                                                         FOR THE NINE MONTHS ENDED MAY 31
                                                         --------------------------------
                                                      2004             2003             2003
                                                     ACTUAL           ACTUAL          PROFORMA
                                                                                         (2)
REVENUE
TELEVISION
Canada                                                559,712          593,461          593,461
Australia - Network TEN                               309,920          245,996          245,996
New Zealand - 3 and C4                                 79,860           69,549           69,549
Ireland - TV3                                          27,042           26,520           26,520
                                                   ----------       ----------       ----------
                                                      976,534          935,526          935,526

RADIO - NEW ZEALAND                                    65,299           54,654           54,654

PUBLICATIONS AND ONLINE - CANADA                      878,167          898,853          858,897

OUTDOOR - AUSTRALIA                                    32,441           27,941           27,941
                                                   ----------       ----------       ----------

TOTAL COMBINED REVENUE(1)                           1,952,441        1,916,974        1,877,018
Elimination of equity accounted affiliates(3)        (342,361)        (273,937)        (273,937)
                                                   ----------       ----------       ----------

TOTAL CONSOLIDATED REVENUE                          1,610,080        1,643,037        1,603,081
                                                   ==========       ==========       ==========

OPERATING PROFIT
TELEVISION
Canada                                                147,450          206,833          206,833
Australia - Network TEN                               112,274           77,464           77,464
New Zealand - 3 and C4                                 17,661            7,063            7,063
Ireland - TV3                                           8,879            8,651            8,651
                                                   ----------       ----------       ----------
                                                      286,264          300,011          300,011

RADIO - NEW ZEALAND                                    20,944           15,168           15,168

PUBLICATIONS AND ONLINE - CANADA                      213,995          206,510          196,405

OUTDOOR - AUSTRALIA                                     5,885            2,106            2,106
                                                   ----------       ----------       ----------

SEGMENT OPERATING PROFIT                              527,088          523,795          513,690

Corporate expenses                                     20,657           17,197           17,197
Restructuring expenses                                     --           14,136           14,136
                                                   ----------       ----------       ----------

COMBINED OPERATING PROFIT (EBITDA)(1)                 506,431          492,462          482,357


Elimination of equity accounted affiliates(3)        (118,159)         (79,570)         (79,570)
                                                   ----------       ----------       ----------


CONSOLIDATED OPERATING PROFIT (EBITDA)                388,272          412,892          402,787
                                                   ==========       ==========       ==========


(1) Segmented results include the Company's 56.6% economic interest in Network TEN.

(2) Proforma results exclude the results of community newspapers sold February 14, 2003.

(3) Elimination of proportionate interest in Australia's Network TEN and Outdoor, which are equity accounted in the consolidated financial statements.

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                       CONSOLIDATED STATEMENTS OF EARNINGS
                                   (UNAUDITED)
          (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT AS OTHERWISE NOTED)

                                               FOR THE THREE MONTHS ENDED        FOR THE NINE MONTHS ENDED
                                               --------------------------        -------------------------
                                                MAY 31,          MAY 31,          MAY 31,          MAY 31,
                                                 2004             2003             2004             2003
Revenue                                          564,599          558,497        1,610,080        1,643,037
Operating expenses                               281,699          277,507          813,787          803,689
Selling, general and
   administrative expenses                       139,761          125,770          408,021          412,320
Restructuring expenses                                --           14,136               --           14,136
                                              ----------       ----------       ----------       ----------
                                                 143,139          141,084          388,272          412,892
Amortization of intangibles                        4,375            4,375           13,125           13,125
Amortization of property, plant
   and equipment                                  19,364           17,385           56,353           54,771
Other amortization                                 1,281            1,313            3,670            5,165
                                              ----------       ----------       ----------       ----------
Operating income                                 118,119          118,011          315,124          339,831
Interest expense                                 (77,651)         (89,340)        (237,750)        (268,502)
Interest income                                      291               --            6,242               --
Amortization of deferred financing costs          (1,957)          (2,372)          (5,862)          (7,185)
Interest rate swap gains (losses)                  6,843           (4,781)         (10,200)         (13,634)
Foreign exchange gains (losses)                   (1,360)            (495)           3,766             (559)
Investment gains and losses net
  of write-down                                      354           (2,277)          (2,460)          19,831
Dividend income                                    2,323            1,999            3,738            3,532
                                              ----------       ----------       ----------       ----------
                                                  46,962           20,745           72,598           73,314
Provision for income taxes                         9,842            8,451           12,790           15,303
                                              ----------       ----------       ----------       ----------
Earnings before the following                     37,120           12,294           59,808           58,011
Interest in earnings of Network TEN               20,573           12,428           77,165           49,089

Interest in loss of other
  equity accounted  affiliates                      (207)            (256)            (556)          (1,035)
Realized currency translation
  adjustments                                     (5,011)           1,593           (1,885)             693
                                              ----------       ----------       ----------       ----------
NET EARNINGS FROM CONTINUING
   OPERATIONS                                     52,475           26,059          134,532          106,758
Earnings (loss) from
   discontinued operations                         1,862          (13,575)        (209,976)         (15,958)
                                              ----------       ----------       ----------       ----------
NET EARNINGS (LOSS) FOR THE PERIOD                54,337           12,484          (75,444)          90,800
                                              ==========       ==========       ==========       ==========


EARNINGS PER SHARE FROM
   CONTINUING OPERATIONS:
    BASIC                                     $     0.30       $     0.15       $     0.76       $     0.56
    DILUTED                                   $     0.30       $     0.15       $     0.76       $     0.56
EARNINGS (LOSS) PER SHARE:
    BASIC                                     $     0.31       $     0.07       ($    0.43)      $     0.47
    DILUTED                                   $     0.31       $     0.07       ($    0.43)      $     0.47




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